November 7, 2018

VIA EDGAR

Mara L. Ransom

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Equitrans Midstream Corporation

Registration Statement on Form S-1

File No. 333-228129

Dear Ms. Ransom:

Reference is made to the Registration Statement on Form S-1 (File No. 333-228129) (as amended to date, the Registration Statement), filed by Equitrans Midstream Corporation (the Company) with the U.S. Securities and Exchange Commission (the Commission).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on November 9, 2018, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

November 7, 2018

Sincerely,

EQUITRANS MIDSTREAM CORPORATION

/s/ Kirk R. Oliver
Kirk R. Oliver
Senior Vice President and Chief Financial Officer

cc:                                Jimmi Sue Smith, EQT Corporation

Robert J. McNally, EQT Corporation

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

[Signature Page to Acceleration Request]